MMF Letterhead

October 29, 2004

Via Edgar and Courier (SEC Mail-Stop 0408)

Barry McCarty

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	BV Financial, Inc.

Form SB-2

File No. 333-119083

Dear Mr. McCarty:

On behalf of BV Financial, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed by the Company on September 17, 2004 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on October 15, 2004. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (the “OTS”) and the Securities Division of the State of Maryland Office of the Attorney General (the “Maryland Division”). Copies of the OTS and the Maryland Division response letters, which include all OTS and Maryland Division comments and the Company’s responses, have been included with this filing.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Alternate Cover Page

Purchase Price of BV Financial Common Stock - page 2

Comment No. 1:

Noting that shares may be purchased in the open market, revise herein or add a subsection and disclose several other aspects of open market purchases, such as, how open market purchases will be allocated to plan participants who opt for that election, how it will effect their overall subscription, i.e., will they first be allocated their pro rata purchases from the offering at $10.00, then the remainder of their funds will be used to purchase in the open market. Also, disclose, if true, that open market purchases will be made immediately when aftermarket trading commences, regardless of price and, who will determine whether to buy open market shares and at what price. Other material aspects of the open market purchases should also be discussed.

Response to Comment No. 1:

The requested disclosure has been added to pages 4-5 of the 401(k) plan prospectus supplement.

Description of the 401(k) Plan

Bay-Vanguard Federal Matching Contributions - page 3

Comment No. 2:

Revise to disclose the contributions made for the years ended 6/30/02 and 6/30/03 and the contributions made or due for the 2004 interim period. Also, disclose the number of participants receiving matching contributions for each period.

Response to Comment No. 2:

The requested disclosure has been added to page 6 of the 401(k) plan prospectus supplement.

Bay-Vanguard Federal Discretionary Contributions - page 4

Comment No. 3:

Revise to disclose information similar to comment 1 above.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Response to Comment No. 3:

The requested disclosure has been added to page 6-7 of the 401(k) plan prospectus supplement.

401(k) Plan Investments

Comment No. 4:

Revise to add a subsection or another section and briefly discuss therein the timing of contributions, withdrawals, and transfer between funds and any restrictions thereon for plan participants.

Response to Comment No. 4:

The requested disclosure has been added to page 8 of the 401(k) plan prospectus supplement.

Prospectus Cover Page

Comment No. 5:

The staff notes the fourth bullet indicating non-priority subscribers may purchase shares, however, the penultimate paragraph on page 1 of the Supplemental Prospectus does not include the category of purchasers. Please make revisions to reconcile these disclosures.

Response to Comment No. 5:

Additional disclosure has been added to page 3 of the 401(k) plan prospectus supplement to correspond to the subscription priorities contained in the prospectus.

The Offering

After Market Performance - page 5

Comment No. 6:

Please add MHC only deal information and highlight this “apples-to-apples” comparison. In addition, we note Exhibit 9 to FinPro’s appraisal, which details all MHC conversions since January 1, 2001. Please add this historical MHC stock performance information to the After Market Performance table to give readers context for the recent thrift conversion aftermarket performance information. In addition, as found in FinPro’s Exhibit

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

9, add another column and present the appreciation/depreciation from the date of the deal through the most recent practicable date. In this regard, the table may show individual deals or separate aggregates for the periods already presented and the additional period requested herein.

Response to Comment No. 6:

The requested disclosure has been added to pages 5-6 of the prospectus.

Benefits of Reorganization to Management - page 7

Comment No. 7:

Noting that the incentive plan will require shareholder approval, revise to clarify if the 55% held by the MHC and shares held by the ESOP will be able to vote and who and how will their vote be determined.

Response to Comment No. 7:

The requested disclosure has been added to pages 7-8 of the prospectus.

Employment and Change in Control Agreements - page 8

Comment No. 8:

Revise to disclose the approximate percentage increase in compensation over current compensation for the agreements referenced.

Response to Comment No. 8:

The requested disclosure has been added to page 8 of the prospectus.

Comment No. 9:

Revise to add a bullet and narrative for the restricted stock awards disclosed in the table on page 9.

Response to Comment No. 9:

The requested disclosure has been added to page 8 of the prospectus.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Comment No. 10:

Add another table for the restricted stock awards (noting they cannot be issued for 6 months) and include in the first column a range of share prices [several recent conversions included a range of $8-$14] and additional columns for values at the minimum, midpoint and maximum shares to be issued in the offering.

Response to Comment No. 10:

The requested disclosure has been added to pages 9-10 of the prospectus.

Persons Who Can Order Stock . . . - page 10

Comment No. 11:

Revise the last 2 paragraphs to discuss how and when it will be determined whether a community offering and/or syndicated community offering or underwritten public offering will occur, and whether or not the Company intends to use this Prospectus for those offerings or will be required to prepare and file another Prospectus.

Response to Comment No. 11:

The Staff is supplementally advised that depositors and borrowers of Bay-Vanguard Federal have a priority right to subscribe for all of the shares being offered for sale in the subscription offering. Therefore, a community offering will only be conducted if the Company determines that the demand for shares in the subscription offering is insufficient to sell the minimum amount of shares of the offering range. The Company will assess the demand for shares during the subscription offering and, based on that assessment, determine whether shares should be offered to community members in a community offering. As disclosed in the prospectus, the community offering, if held, may begin at any time during or immediately following the subscription offering. After the conclusion of the subscription and community offerings, the Company will examine the level of subscription orders it received to determine if the requisite amount of orders have been received. If orders representing the minimum amount of shares of the offering range have not been received, the Company may attempt to sell additional shares in either a syndicated community offering or an underwritten public offering. Disclosure describing when and if the subscription offering, community offering and syndicated community offering or underwritten public offering will occur has been added to page 11 of the prospectus.

While the subscription offering, community offering and syndicated community offering or underwritten public offering occur sequentially, they all are part of the same offering. Consequently,

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

the Company intends to use the same prospectus. However, if there is a material change in the appraisal or Bay-Vanguard Federal’s financial condition or results of operations materially change subsequent to the prospectus being finalized, a prospectus supplement will be utilized and all subscribers will be given an opportunity to confirm, change or cancel their orders.

Risk Factors

Our continued emphasis on mobile homes - page 14

Comment No. 12:

Revise to disclose whether or not the Company buys newly originated loans or seasoned loans, and if seasoned, whether or not new or updated appraisals are required.

Response to Comment No. 12:

The Staff is supplementally advised that Bay-Vanguard Federal only purchases newly originated mobile home loans. Disclosure to that effect has been added to page 15 of the prospectus.

Our Business - page 31

Mobile Home Loans - page 33

Comment No. 13:

Please revise to provide an expanded discussion of the Forward Financial deposit account with you, including your rights and Forward Financial’s rights under the terms of the account, where it is recorded in your financial statements, how you record the changes in the account in your financial statements and how the amount of each deposit is determined.

Response to Comment No. 13:

The requested disclosure has been added to page 34 of the prospectus.

Loan Originations, Purchases and Sales - page 35

Comment No. 14:

Please revise to discuss the risks associated with the participations, particularly purchased participations, and how you monitor the associated credit risks. Also, disclose your exposure to purchased and sold participations for each period presented.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Response to Comment No. 14:

The requested disclosure has been added to page 37 of the prospectus.

Our Management

Transactions with Bay-Vanguard Federal

Comment No. 15:

Supplementally advise the staff if the Company has made loans to entities, construction or otherwise, for structures that were constructed by MJ Birmingham or controlled by Michael Birmingham III.

Response to Comment No. 15:

The Staff is supplementally advised that Bay-Vanguard Federal has made three one-to four-family mortgage loans on properties that were constructed by MJ Birmingham. The balance of these three loans at September 30, 2004 approximated $253,000.

Accounting Comments

Management’s Discussion and Analysis

Overview - page 39

Comment No. 16:

Please revise this section to discuss the anticipated effects of the ESOP and the stock based incentive plans on future results of operations.

Response to Comment No. 16:

The requested disclosure has been added to page 40 of the prospectus.

Critical Accounting Policies - page 40

Comment No. 17:

Please revise this section to address the following disclosures of the critical accounting policy related to the Allowance for Loan Losses:

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

•	Discuss what specific “future events” could occur and what impact these events could have on reported results.

•	Discuss how accurate your estimates and assumptions have been in the past and how much actual results varied from those estimates.

•	Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Refer to Section C of Release No. 33-8098/34-45907.

Response to Comment No. 17:

Disclosure in response to this comment has been added to page 41 of the prospectus. The Staff is supplementally advised that as of June 30, 2004, only $790,000, or 1.1% of the total loan portfolio, consisted of adjustable-rate loans. Accordingly, Bay-Vanguard Federal is not as susceptible to the increased risk of default that accompanies adjustable-rate lending as other financial institutions in an increasing interest rate environment. Management believes an increase in interest rates, which it perceives to be an outcome reasonably likely to occur, would not have a material effect on the performance of the loan portfolio nor require a significant change in its allowance for loan losses. Thus, no quantitative disclosure regarding sensitivity to change has been added.

Average Balances and Yields - page 49

Comment No. 18:

Please include federal funds sold in the average balance sheet analysis and the rate/volume analysis. Refer to Item I.A of Industry Guide 3.

Response to Comment No. 18:

The requested disclosure has been added to pages 51-52 of the prospectus.

Provision for Loan Losses - page 50

Comment No. 19:

Please revise your discussion to include the specific factors management considered in determining the amount of loan loss provision charged to operations and specifically discuss what caused the drop in the loan loss provision, including a discussion of the changes in non-accrual and delinquent loans and charge-offs between periods. Refer to Instruction (2) to Item IV.A of Industry Guide 3.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Response to Comment No. 19:

The requested disclosure has been added to page 52 of the prospectus.

Analysis and Determination of the Allowance for Loan Losses - page 56

Comment No. 20:

Please revise to clarify the basis for reviewing loss factors annually. It appears all factors considered in developing the allowance for loan losses should be reviewed each period or, at a minimum, on a quarterly basis.

Response to Comment No. 20:

The Staff is supplementally advised that Bay-Vanguard Federal evaluates the appropriateness of its loss factors as a part of its quarterly analysis and determination of the allowance for loan losses. Page 58 of the prospectus has been revised to reflect that the review is quarterly and not annually.

Off-Balance Sheet Arrangements- page 60

Comment No. 21:

Please revise the off balance sheet arrangements discussion to clearly reference the effect of the loan commitments on your liquidity. Refer to Instruction 5 of the Instructions to Paragraph (c) of Item 303 of Regulation S-B.

Response to Comment No. 21:

Cross-references to a presentation of loan commitments and unused lines of credit contained in the notes to the financial statements and in the liquidity management section of the management’s discussion and analysis of financial condition and results of operation has been added to page 62 of the prospectus.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Impact of Recent Accounting Pronouncements - page 60

Comment No. 22:

Please revise your discussion of recent accounting pronouncements here and in Note 1 - Summary of Significant Accounting Policies in the financial statements to include an evaluation of the effect of SOP 03-3 on your financial results.

Response to Comment No. 22:

The requested disclosure has been revised on page 62 of the prospectus.

Net Portfolio Value Simulation Analysis - page 58

Comment No. 23:

Please revise the tabular presentation to include the effects of a 200 basis point downward shift in interest rates.

Response to Comment No. 23:

The Staff is supplementally advised that, as disclosed in the prospectus, Bay-Vanguard Federal uses a net portfolio simulation analysis prepared by the Office of Thrift Supervision to determine its level of interest rate risk. Due to the low interest rate environment at June 30, 2004, the simulation analysis prepared by the Office of Thrift Supervision did not include the change in net portfolio value for any decrease in interest rates greater than 100 basis points. The effect of a 200 basis point downward shift in interest rates was not considered by the board of directors and, accordingly, no change has been made to the net portfolio value simulation analysis contained in the prospectus.

Our Management - page 61

Comment No. 24:

Please revise your discussion to explain why you do not have an audit committee financial expert and why you believe the current committee members have a sufficient level of financial knowledge and experience to serve as audit committee members. Refer to Item 401(e)(1)(iii) of Regulation S-B.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Response to Comment No. 24:

The requested disclosure has been revised on page 65 of the prospectus.

Consolidated Financial Statements

Balance Sheet- page F-2

Comment No. 25:

Please revise the balance sheet to separately state the amounts of non-interest-bearing deposits and interest-bearing deposits. Refer to Item 9.03.12 of Regulation S-X.

Response to Comment No. 25:

The requested revisions has been made to the balance sheet on page F-2 of the financial statements.

Comment No. 26:

We note in the pro forma capitalization table on page 25 that you have preferred stock shares authorized. For each issue, please revise your balance sheet to include or include in a footnote disclosure the number of shares authorized or issued, as appropriate. Refer to Item 9.20 of Regulation S-X.

Response to Comment No. 26:

The Staff is supplementally advised that the pro forma capitalization table assumes the reorganization of Bay-Vanguard Federal and the stock offering by the Company have been completed. However, at and for the years ended June 30, 2004 and 2003 (the periods covered by the consolidated financial statements for Bay-Vanguard Federal), Bay-Vanguard Federal was a mutual savings bank without any authorized stock. The Company will not be authorized to issue stock until the completion of the reorganization and the stock offering. The consolidated financial statements for the Company after the completion of the reorganization and stock offering will reflect the number of shares authorized or issued for each class of stock.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Note 1. Summary of Significant Accounting Policies

General

Comment No. 27:

Please revise to disclose the face amount of significant bank life insurance policies, any restrictions on the use of proceeds and the amount of any loans offset against cash surrender values.

Response to Comment No. 27:

The requested revisions have been made to page F-9 of the financial statements.

Foreclosed Real Estate- page F-7

Comment No. 28:

Please revise your Foreclosed Real Estate accounting policy disclosure on page F-7 to state how you account for foreclosed assets that have a fair value that is less than the related loan balance at the time of acquisition. Refer to Item 9.10(4) of Regulation S-X.

Response to Comment No. 28:

The requested revisions have been made to page F-7 of the financial statements.

Comment No. 29:

Please revise to disclose the authoritative basis for recording in-substance foreclosures as foreclosures in the absence of a legal proceeding. Supplementally tell us the amount of these foreclosures in each period presented, their effect on the financial statements and when the legal proceedings actually took place.

Response to Comment No. 29:

The Staff is supplementally advised that Bay-Vanguard did not have any in-substance foreclosures during the periods covered by the consolidated financial statements. Accordingly, references to in-substance foreclosures have been removed on page F-7 of the financial statements.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Loans Receivable, Net - page F-7

Comment No. 30:

Please revise your disclosure to include a description of your method for recognizing interest income on loans, including a statement about your policy for amortizing net deferred fees or costs. Refer to paragraph 13(a) of SOP 01-6.

Response to Comment No. 30:

The requested revisions have been made to page F-7 of the financial statements.

Comment No. 31:

Please revise your disclosure to include a description of your policy for accounting for cash payments received on impaired loans. Refer to paragraph 6(i) of SFAS 118.

Response to Comment No. 31:

The requested revisions have been made to page F-7 of the financial statements.

Comment No. 32:

Please add a disclosure stating what your policy is for determining past due or delinquency status on loans. Refer to paragraph 13(c) of SOP 01-6.

Response to Comment No. 32:

The requested disclosure has been provided on page F-8 of the financial statements.

Note 3. Loans Receivable - page F-12

Comment No. 33:

Please disclose the amount of any unamortized premiums or discounts on purchased loans. Refer to paragraph 13(e) of SOP 03-1.

Response to Comment No. 33:

The staff is supplementally advised that Bay-Vanguard Federal had no unamoritized premiums or discounts at June 30, 2004 or June 30, 2003.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Comment No. 34:

Please revise your disclosure of impaired loans on page F-13 to include the following:

•	Amount of impaired loans for which there is a related allowance for loan losses and the amount of impaired loans for which there is no related allowance for loan losses.

•	The average investment in impaired loans during each reported period.

Refer to paragraph 6(i) of SFAS 118.

Response to Comment No. 34:

The Staff is supplementally advised that, as disclosed in the prospectus, Bay-Vanguard Federal had no impaired loans at June 30, 2004 and 2003. There was no average investment in impaired loans in fiscal 2004 and the average investment in impaired loans in fiscal 2003 was $82,000. The average investment in impaired loans during and at the end of each period is not considered material to the financial statements. Additionally, as there were no impaired loans, there is no related allowance for loan losses and revision of the financial statements is not required.

Note 7. Compensation Agreements

Comment No. 35:

Please revise the disclosure for the Executive Supplemental Retirement Plan and the Director Supplemental Retirement Plan to state the expenses incurred during each period of operations. Refer to paragraph 11 of SFAS 132(R).

Response to Comment No. 35:

The requested revisions have been made to page F-17 of the financial statements.

Note 12. BV Services, Inc. - page F-19

Comment No. 36:

Please revise to clarify, if true, that this subsidiary was sold to an un-related third party and to quantify the amount of the gain or loss recognized as a result of this transaction. Disclose the original terms of the note receivable and clarify why fiscal 2003 was the proper period to write it off.

Mr. Barry McCarty

U.S. Securities and Exchange Commission

October 29, 2004

Response to Comment No. 36

The requested disclosure has been added to page F-21 of the financial statements.

*    *    *    *    *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned or Scott A. Brown at (202) 362-0840.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Paul M. Aguggia
Paul M. Aguggia

Enclosure

cc:	Michael Clampitt, Securities and Exchange Commission

Rebekah Moore, Securities and Exchange Commission

Paul Cline, Securities and Exchange Commission

Donald W. Dwyer, Office of Thrift Supervision - DC (w/o enclosure)

Patricia D. Goings, Office of Thrift Supervision - DC (w/o enclosure)

Karen A. Osterloh, Office of Thrift Supervision - DC (w/o enclosure)

Roger Smith, Office of Thrift Supervision - DC (w/o enclosure)

Joel G. Kielborn, Office of Thrift Supervision - SE (w/o enclosure)

Leah R. Schuman, Securities Division, State of Maryland Office of the Attorney General

Edmund T. Leonard, BV Financial, Inc.

Carolyn M. Mroz, BV Financial, Inc.

Lori M. Beresford, Esq.

Scott A. Brown, Esq.

MMF Letterhead

October 29, 2004

Via Federal Express

Office of Thrift Supervision

Southeast Regional Office

Attn: Applications Filing Room

1475 Peachtree Street, N.E.

Atlanta, Georgia 30309

Re:	Forms MHC-1 and MHC-2 and Application H-(e)1-S filed on behalf of
Bay-Vanguard Federal Savings Bank - OTS No. 8396
BV Financial, Inc. - OTS No. H-4136 and
Bay-Vanguard, MHC - OTS No. H-4135
Baltimore, Maryland

Dear Sir/Madam:

On behalf of Bay-Vanguard Federal Savings Bank (the “Bank”), BV Financial, Inc. (the “Company”) and Bay-Vanguard, M.H.C. (the “MHC”), enclosed please find one (1) original and two (2) copies of Amendment No. 1 to the Notice of Mutual Holding Company Reorganization on Form MHC-1. Please be advised that three (3) conformed copies of Amendment No. 1 to the MHC-1 have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 516.40.

Additionally, enclosed please find three (3) conformed copies of Amendment No. 1 to the Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2 pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 563b.155. Please be advised that one (1) original and three (3) conformed copes of Amendment No. 1 to the Form MHC-2 have been filed with the Applications Filing Room in Washington, D.C.

Please note that Amendment No. 1 to the Form MHC-1 and Amendment No. 1 to the Form MHC-2 are being filed in response to the Staff’s legal comments issued by letter dated October 20, 2004 and the Staff’s accounting comments received by telephone on October 21, 2004. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses. The prospectus also reflects revised disclosure in response to comments received

Application Filing Room

October 29, 2004

from the Securities and Exchange Commission (the “SEC”) and the Securities Division of the State of Maryland Office of the Attorney General (the “Maryland Division”) on a Registration Statement on Form SB-2 filed by the Company. A copy of the SEC and the Maryland Division response letters, which include all SEC and Maryland Division comments and the Company’s responses, have been included as exhibits to Amendment No. 1 to the Form MHC-1.

Legal Comments

H-(e)1-S Application

Comment No. 1:

Please indicate whether the Bay-Vanguard Federal Savings Bank (“Savings Bank”) has a plan to issue preferred stock in conjunction with the reorganization.

Response to Comment No. 1:

The Staff is supplementally advised that the Bank does not plan to issue preferred stock in conjunction with the reorganization.

Comment No. 2:

Please explain further the reasoning behind waving the requirements of 12 C.F.R. § 563b.360 for deposits beyond the initial $2,000 deposit for Mr. Daniel J. Gallagher, Jr. Your response should indicate when the additional deposits were made and under what circumstances.

Response to Comment No. 2:

The Company hereby amends its previous request for a waiver of 12 C.F.R. § 563.360 of the OTS Rules and Regulations so that Mr. Gallagher may be permitted to utilize the $2,000 he initially placed on deposit with the Bank on August 28, 2002 in the event of an oversubscription in the stock offering. The Company does not request that Mr. Gallagher be permitted to utilize the entire amount on deposit as of the eligibility record date and thus realize the advantage of any increase in deposits subsequent to that initial deposit when calculating the subscription rights for a director, officer or associate in the event of an oversubscription.

The Company still contends that limiting Mr. Gallagher’s ability to purchase stock as an eligible account holder in the case of an oversubscription because he became affiliated with the Bank in the year preceding the eligibility record date would produce an unfair result and would not further the intent of 12 C.F.R. § 563b.360 (i.e., preventing insiders and their associates from benefitting from inside knowledge by enhancing their account balances). Thus, the Company requests a waiver of 12 C.F.R. § 563.360.

Application Filing Room

October 29, 2004

Comment No. 3:

Please provide a copy of Schedule I reference for the repayment of the ESOP loan and discuss the payment terms.

Response to Comment No. 3:

A copy of Schedule I is attached hereto as Exhibit A. The Staff is supplementally advised that, for purposes of this amortization schedule, we have assumed that the employee stock ownership plan was able to purchase 68,600 shares of common stock in the offering, which represents the amount the plan would receive at the midpoint of the offering range. The employee stock ownership plan will repay the loan principally through the Bank’s contributions to the employee stock ownership plan in amounts equal to the principal and interest payments of the debt over the anticipated 15-year term of the loan. The interest rate for the employee stock ownership plan loan will equal the prime rate, as published in The Wall Street Journal on the closing date of the reorganization. However, for purposes of the amortization schedule, the current prime rate of 4.75% was used.

Comment No. 4:

A review of the Tax Allocation Agreement between Bay-Vanguard, MHC (“MHC”), BV (“BV”) and Savings Bank determines that the document should be amended to incorporate the requirements and guidelines of the Interagency Policy Statement on Income Tax Allocation in a Holding Company Structure (“Interagency Statement”). The following items need to be appropriately addressed or more clearly stated within the Tax Allocation Agreement to comply with the Interagency Statement:

(a)	Tax payments, including estimated tax payments, shall not be made to the holding company before the institution would have been required to pay as a separate taxpayer.

(b)	Alternative Minimum Tax (“AMT”) amounts cannot be allocated to the institution if the institution’s regular tax liability equaled or exceed its AMT tax liability on a separate taxpayer basis.

(c)	An institution incurring a loss for tax purposes should receive a refund from the holding company in an amount no less than the amount the institution would have received as a separate entity. Section 3 of the Tax Allocation Agreement appears to conflict with Section 7 of the Tax Allocation Agreement as well as the Interagency Statement.

Response to Comment No. 4:

(a)	The second sentence of Section 4(a) of the Tax Allocation Agreement has been revised to more closely track the language of the Interagency Policy Statement on Income Tax Allocation in a Holding Company Structure (the “Interagency Statement”).

Application Filing Room

October 29, 2004

(b)	A new Section 2(c) has been inserted in the Tax Allocation Agreement which discusses the allocation of Alternative Minimum Tax amounts, as outlined in the Interagency Statement.

(c)	The first sentence of Section 7(b) of the Tax Allocation Agreement currently tracks the refund language of the Interagency Statement, as referenced in the above Comment 4(c). Section 3 states only that if a loss by a Subsidiary is incurred and the loss is achieved on the MHC consolidated return, then the MHC will refund the amount in accordance with Section 7. As such, we do not understand there to be a conflict between Sections 3 and 7 or Section 3 and the Interagency Statement. Thus, Section 3 has not been revised.

Comment No. 5:

Additionally, the following optional items, which were not addressed in the Tax Allocation Agreement, should be considered:

(a)	Inclusion of a termination clause, which provides the institution with the ability to withdraw from the agreement at any time, with 30 days notice.

(b)	A departure clause, which requires that the institution receive payment for unpaid benefits if it leaves the consolidated group through acquisition or otherwise.

Response to Comment No. 5:

A Section 12, “Termination and Withdrawal,” has been added to the Tax Allocation Agreement that encompasses the suggested termination, withdrawal and departure payment provisions.

Comment No. 6:

The Three-Year Employment Agreement is not acceptable in that it is a three-party agreement between BV, Savings Bank and the executive. If the executive will be an employee of both BV and Savings Bank, a separate employment agreement with each entity will be required.

Response to Comment No. 6:

A separate employment agreement with each entity has been prepared and is included as Exhibits 10.4 and 10.11 to the Company’s Registration Statement, which is filed as Exhibit 7(b) to Amendment No. 1 to the Form MHC-1.

Application Filing Room

October 29, 2004

Comment No. 7:

Section 11.f.3.(iii) of the Two-Year Employment Agreement and the Three-Year Employment Agreement defines “good reason” with respect to termination to include the executive’s failure to be nominated or re-nominated by the Board of Directors. Service on the Board of Directors is not an employee position and does not fall under the board’s authority to assign or grant such a position to an individual. This provision should be removed from the Agreements.

Response to Comment No. 7:

The agreements have been amended as requested.

Comment No. 8:

The Change in Control Agreement also is not acceptable in that it is a three-party agreement between BV, Savings Bank, and the executive.

Response to Comment No. 8:

The role of the Company in the Change in Control Agreement is solely as guarantor. As per our discussions with the OTS Washington, D.C. office we understand that the OTS does not object to the Company serving as the guarantor.

Comment No. 9:

Section H. of the Change in Control Severance Compensation Plan addresses adoption of the Change in Control Severance Compensation Plan by affiliates. Savings Bank cannot be responsible or pay severance to employees of affiliates, only to its own employees.

Response to Comment No. 9:

The plan has been modified to permit the adoption by subsidiaries only, not affiliates.

Proposed Charters and By-Laws

Comment No. 10:

The existing mutual charter of Savings Bank states that borrower members as of the date of the charter (March 7, 1988) have one vote for the period of time that such borrowings are in existence. Exhibit 2(c)(i) to MHC-1, Section 6. The proposed mutual holding company charter for MHC does not provide these pre-1988 borrowers with the same membership rights in MHC. 12 C.F.R. 575.5(a). By contrast, the Reorganization Plan and the Prospectus grants these pre-1988 borrowers subscription rights in the fourth category. Does Savings Bank have any existing borrowers that fall within this class? If yes, please explain why these pre-1988 borrowers do not retain any rights in MHC or amend the proposed charter for MHC to provide these rights. If you revise the proposed charter,

Application Filing Room

October 29, 2004

please revise the prospectus and all other related documents to refer to these borrower rights. For example, pages 1, 2 and 83 of the prospectus. If no, please review the prospectus and related documents to delete references to subscription rights of these borrowers.

Response to Comment No. 10:

The Bank currently does have existing borrowers that fall within the pre-1988 class. Thus, the proposed mutual holding company charter has been revised to include pre-1988 borrowers as members. Corresponding changes have been made to pages 11, 89 and 91 of the prospectus.

Comment No. 11:

Article II. Section 15 of the by-laws of the subsidiary holding company, BV, states that “new business” proposed by shareholders will be considered at the annual meeting “so long as such business relates to a proper subject matter for shareholder action.” Please explain what will constitute business that relates to a proper subject matter for shareholder action.

Response to Comment No. 11:

The Staff is supplementally advised that, while it is impossible to predict all business matters relating to a proper subject matter for shareholder action, in making such determinations pursuant to Section 14 of Article II of the bylaws, the board of the Company will follow the guidance provided by the Securities and Exchange Commission proxy rules, Section 240.14a-8, Question 9. These rules establish the bases that the Company may rely upon to exclude a shareholder proposal from its proxy statement and include the following:

•	proposals that are not proper under the jurisdiction of the company’s organization;

•	proposals that, if implemented, would cause the company to violate any state, federal or foreign law;

•	proposals contrary to any SEC proxy rule, including prohibitions against materially false or misleading statements;

•	proposals relating to the redress of a personal claim or grievance against the company or any person, or if it is designed to result in a personal benefit to a particular shareholder that is not shared by other shareholders at large;

•	proposals that are not relevant, meaning that the proposal relates to operations which account for less than 5% of the company’s total assets at the end of its most recent fiscal year and is not otherwise significantly related to the company’s business;

•	the company lacks the power or authority to implement the proposal;

•	proposals that deal with a matter relating to the company’s ordinary business functions;

•	proposals relating to an election for membership on the company’s board of directors;

•	proposals that directly conflict with one of the company’s own proposals to be submitted to shareholders at the same meeting;

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October 29, 2004

•	proposals that the company has substantially already implemented;

•	proposals that substantially duplicate another proposal previously submitted to the company by another proponent that will be included in the company’s proxy materials for the same meeting;

•	subject to certain restrictions, proposals that deal with substantially the same subject matter as another proposal(s) that has been previously included in the company’s proxy materials within the preceding five calendar years; and

•	proposals that relate to specific amounts of cash or stock dividends.

Comment No. 12:

Section 8 of the stock charter for Savings Bank provides a definition of security, which “includes non-transferable subscription rights issued pursuant to a plan of stock issuance as well as a “security” as defined in 15 U.S.C. § 78c(a)(10).” Please explain the purpose of this provision.

Response to Comment No. 12:

The definition of “security” has been removed from Section 8 of the stock charter for the Bank.

Plan of Reorganization

Comment No. 13:

Please amend the plan of reorganization at section 12(a) to clarify that the Savings Bank must provide participants and/or other persons who have a deposit account with the opportunity to pay for shares through a withdrawal from the deposit account.

Response to Comment No. 13:

The requested change has been made to the Plan of Reorganization and Stock Issuance. The Bank intends to adopt the revised Plan of Reorganization and Stock Issuance at its next board meeting scheduled for November 1, 2004. A copy of the amended and restated Plan of Reorganization and Stock Issuance is included as Exhibit 2.0 to the Company’s Registration Statement, which is filed as Exhibit 7(b) to Amendment No. 1 to the Form MHC-1.

Additionally, please note that subsequent to the adoption of the Plan of Reorganization and Stock Issuance by the board of directors, the Bank’s data service provider notified the Bank that it was unable to produce records of depositors at June 30, 2003, the eligibility record date established by the board of directors. However, the data service provider was able to provide depositor records as of December 31, 2002. Accordingly, the board, at a meeting held on October 12, 2004, amended and restated the plan to change the eligibility record date to December 31, 2002. That change is reflected in the amended and restated Plan of Reorganization and Stock Issuance included as Exhibit 2.0 to the Company’s Registration Statement, which is filed as Exhibit 7(b) to Amendment No. 1 to the Form MHC-1.

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October 29, 2004

Comment No. 14:

Please amend the plan of reorganization at section 12(c) to clarify that the Savings Bank must allow payment by means of withdrawal from certificate accounts without assessment of early withdrawal penalties, and delete the final statement that waiver of early withdrawal penalties is entirely within the discretion of the Holding Company and the Savings Bank.

Response to Comment No. 14:

The requested change has been made to the Plan of Reorganization and Stock Issuance. The Bank intends to adopt the revised Plan of Reorganization and Stock Issuance at its next board meeting scheduled for November 1, 2004. A copy of the amended and restated Plan of Reorganization and Stock Issuance is included as Exhibit 2.0 to the Company’s Registration Statement, which is filed as Exhibit 7(b) to Amendment No. 1 to the Form MHC-1.

Prospectus

Comment No. 15:

Please disclose in the summary and the body of the prospectus that all employee and management stock benefit plans will comply with all applicable OTS regulations.

Response to Comment No. 15:

The requested disclosure has been added to pages 7 and 71 of the prospectus.

Comment No. 16:

Please disclose in the summary and the body of the prospectus that OTS regulations require that the proposed management stock-based incentive plans must be approved by a majority of the total votes eligible to be cast, other than by the MHC, unless a waiver is obtained which allows approval by a majority vote of shares voting, other than by the MHC. See 12 C.F.R. 563b.500(a)(7).

Response to Comment No. 16:

The requested disclosure has been added to pages 7 and 71 of the prospectus.

Comment No. 17:

At page 11 of the prospectus (“How to Purchase Common Stock,” paragraph 2), please revise the discussion to refer to “accounts,” rather than “deposit accounts,” to reflect the fact that certain borrowers may have subscription rights in category IV.

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October 29, 2004

Response to Comment No. 17:

The requested change has been made to page 12 of the prospectus.

Comment No. 18:

Please clarify page 67 of the prospectus to indicate that the ESOP may not hold more than 3.9% of the outstanding common stock at any time during the existence of the ESOP.

Response to Comment No. 18:

The Company hereby confirms that, pursuant to applicable OTS regulations and as a follow-up to conversations with the Staff, the ESOP intends to subscribe for no more than 3.92% of the shares issued in the offering. Based on conversations with other members of this firm and Mr. John P. Harootunian of the OTS, we have deleted the paragraph on page 69 regarding additional discretionary contributions that may be made by the ESOP.

Comment No. 19:

Page 70 of the prospectus indicates that directors and executive officers and their associates may not purchase more than 25% of the shares sold in the reorganization to persons other than MHC. OTS regulations at 12 CFR 575.8(a)(7)(i) indicate that for an institutions of Savings Bank size, the aggregate amount of common stock acquired in the proposed issuance by non-tax qualified employee stock benefit plans, insiders, and associates of insiders of the association is 34%. Is your 25% limitation based on this section, or is it based on some other regulatory or other source.

Response to Comment No. 19:

Page 73 of the prospectus has been revised to indicate that directors and executive officers and their associates may not purchase more than 34% of the shares sold in the reorganization to persons other than the MHC.

Comment No. 20:

The description of Category 3: supplemental eligible account holders at page 87 of the prospectus indicates that these supplemental eligible account holders are subject to a 1% purchase limitation as described under “Limitation on Purchases of Shares.” Please explain the regulatory or other source for this limit.

Response to Comment No. 20:

The reference to the 1% purchase limitation has been deleted on page 90 of the prospectus.

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October 29, 2004

Comment No. 21:

Please consider moving the Limitation on Purchase of Shares section at pages 95-96 of the prospectus to follow the subsection on the Syndicated Community or Underwritten Public Offering.

Response to Comment No. 21:

The requested change has been made to the prospectus.

Comment No. 22:

The plan of reorganization at paragraph 9(d) describes the community offering. It states that subject to the “preferred subscriber” preference and the various purchase limitations, orders for the common shares in the community offering shall first be filled to a maximum of 2% of the total number of shares of common stock sold in the offering, and thereafter any remaining shares shall be allocated on a equal number of shares basis per order until all orders have been filled. The description of the community offering in the Prospectus at page 88-89 does not appear to conform to this description.

Response to Comment No. 22:

The disclosure on page 92 of the prospectus has been revised to conform to the description of the community offering contained in paragraph 9(d) of the plan of reorganization.

Comment No. 23:

Page 91 of the prospectus states that you may, in your sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time prior to the 48 hours before the completion of the reorganization. Page 92 reiterates this statement. The plan of reorganization does not address payments of this kind. Please amend your plan of reorganization to address such offers.

Response to Comment No. 23:

The requested change has been made to Section 12(a) of the Plan of Reorganization and Stock Issuance. The Bank intends to adopt the revised Plan of Reorganization and Stock Issuance at its next board meeting scheduled for November 1, 2004. A copy of the amended and restated Plan of Reorganization and Stock Issuance is included as Exhibit 2.0 to the Company’s Registration Statement, which is filed as Exhibit 7(b) to Amendment No. 1 to the Form MHC-1.

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October 29, 2004

Comment No. 24:

The plan of reorganization at paragraph 12(d) states that the Savings Bank may hold subscription funds, in an escrow account at an unaffiliated insured institution. Please disclose this fact in the prospectus and provide the name of the other institutions.

Response to Comment No. 24:

The disclosure on page 97 of the prospectus has been revised to state that the subscription funds may be held in an escrow account at another insured financial institution. The Company has identified an institution that it may use for this purpose, but does not expect that it will finalize arrangements with this institution prior to the time the prospectus is printed. Accordingly, the Company has not disclosed the name of this institution.

The Company has determined that it would place the subscription funds with an independent institution only if holding the funds in a deposit account at the Bank would cause the Bank to be less than well-capitalized at the end of a fiscal quarter and, in that event, it would likely only transfer an amount of funds in excess of the amount that the Bank could hold to remain well-capitalized. The Company has calculated that it could receive and hold up to $60.7 million in subscription funds before the Bank would be considered less than well-capitalized. This amount is almost six times the amount of stock being offered at the adjusted maximum of the offering range. Since the Company believes that an oversubscription of this level is remote and that the offering would likely be completed prior to December 31, 2004, it would not be material to an investor to know the name of the insured institution in which the funds may be held.

In addition, the Company notes that its disclosure is consistent with disclosure in other recent stock offerings, where the name of the independent institution is not disclosed.

From PSB Holdings, Inc.:

“Payments received by Putnam Savings Bank will be placed in a segregated savings account and will be paid interest at our passbook rate from the date payment is received until the offering is completed or terminated.”

From Home Federal Bancorp, Inc.:

“Payments for shares subscribed for, other than withdrawals from a deposit account at Home Federal, will be deposited in a segregated deposit account at Home Federal.”

From Roebling Financial Corp., Inc.:

“We will place funds in a segregated account at Roebling Bank or, at our option, with one of our correspondent banks.”

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October 29, 2004

Proposed Stock Certificates

Comment No. 25:

The proposed stock certificates for BV should be revised to include on the front in a larger, more prominent type, the statement to the effect that: The shares are not a deposit account and are not federally insured or guaranteed by the Federal Deposit Insurance Corporation.

Response to Comment No. 25:

The proposed stock certificates for the Company and the Savings Bank have been revised as requested. A copy of the revised Bank certificate is included as Exhibit 2(b)(i) with Amendment No. 1 to the Form MHC-1. A copy of the revised Company certificate is included as Exhibit 4.0 to the Company’s Registration Statement, which is filed as Exhibit 7(b) to Amendment No. 1 to the Form MHC-1.

Other

Comment No. 26:

Please provide a copy of the blue sky memorandum prepared by counsel. Please identify all states in which eligible or supplemental eligible accountholders reside, list the gross amounts of the accounts in each of these states as of the eligibility date(s), identify which of these states you will not offer the securities, and provide a justification why you will not offer securities in these states.

Response to Comment No. 26:

The Staff is supplementally advised that after reviewing information regarding the number of depositors and amounts on deposit from residents of each state, the Company has decided to offer its common stock for sale in each state in which there are more than twelve deposit accounts. Fourteen states meet this criteria: California, Florida, Illinois, Indiana, Maryland, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Virginia, Washington and Wisconsin. These states account for approximately 6,189 deposit accounts. As a result of limiting the offering in this fashion, the Company will not offer its shares to depositors with a total of 147 deposit accounts living in a total of 28 other states. A draft of the blue sky memorandum is attached hereto as Exhibit B.

Comment No. 27:

Please provide the following cross-reference sheets:

(a)

A cross-reference sheet listing the cites for each section and subsection of 12 CFR 575.6 — Contents of Reorganization Plans, and 12 CFR 575.8 — Contents of Stock Issuance Plans, and provide the corresponding section, heading, and page number where the required provision is located in the plan of reorganization; and (b) Cross reference sheets for the item requirements of the Form PS, Form OC, and Form OF, which includes the

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October 29, 2004

heading and page number where the required information is located on the proxy statement, the offering circular, and the order form. In each of the cross-reference sheets, please state where any item is inapplicable or where you omitted an answer because the answer was no.

(b)	You have indicated that certain information, documents, or exhibits would be updated or filed by an amendment following filing of the applications. For example, you have indicated that you would provide proposed marketing materials to be distributed in connection with the proposed public stock offering. Please update your documents and provide all omitted materials, including executed final legal opinions. Upon receipt, we may have further comments.

Response to Comment No. 27:

(a)	The requested cross-reference sheets are attached hereto as Exhibit C.

(b)	All documents that had been indicated as to be filed by amendment are included in Amendment No. 1 to the Form MHC-1 and Amendment No. 1 to the Form MHC-2.

Comment No. 28:

Please include as an exhibit to the application, a copy of all correspondence between the applicant and the SEC regarding the registration statement for the offering.

Response to Comment No. 28:

A copy of all correspondence with the SEC regarding the Company’s registration statement has been included as Exhibit 8(e) to Amendment No. 1 to the Form MHC-1.

Accounting Comments

Comment No. 1:

Balance sheet, page F-2: Make accrued interest receivable a separate line item.

Response to Comment No. 1:

The requested change has been made to the balance sheet on page F-2 of the financial statements.

Comment No. 2:

Balance sheet, page F-2: Add the line item “Commitments and contingencies” between Liabilities and Equity.

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October 29, 2004

Response to Comment No. 2:

The requested change has been made to the balance sheet on page F-2 of the financial statements.

Comment No. 3:

Balance sheet, page F-2: Add the phrase “substantially restricted” to the retained earnings line item.

Response to Comment No. 3:

The requested change has been made to the balance sheet on page F-2 of the financial statements.

Comment No. 4:

Note 1, page F-6: Add a description of HRC’s business.

Response to Comment No. 4:

The requested addition has been made to page F-6 of the financial statements.

Comment No. 5:

Note 1, page F-7: Revise the foreclosed real estate description to indicate that when property is acquired by foreclosure, it is recorded at the lower of its cost or fair value at the date of foreclosure, similar to the disclosure contained on page 52 of the prospectus.

Response to Comment No. 5:

The disclosure on page 54 of the prospectus has been revised to correspond to the foreclosed real estate description in Note 1 of the financial statements. The description of foreclosed real estate in the financial statements is in accordance with generally accepted accounting principles.

Comment No. 6:

Note 1, page F-7: Delete the references to loans classified as in-substance foreclosure contained in the foreclosed real estate description.

Response to Comment No. 6:

The requested deletion has been made to page F-7 of the financial statements.

Comment No. 7:

Note 1, page F-7: Insert the word “contractual” to the purchased mortgage loan description to describe the life of the purchased loan.

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October 29, 2004

Response to Comment No. 7:

The requested addition has been made to page F-8 of the financial statements.

Comment No. 8:

Note 1, page F-8: Delete the references to “anticipated” and “estimated” in the allowance for loan losses description. Add that the losses are “probable.”

Response to Comment No. 8:

The requested revisions have been made to page F-8 of the financial statements.

Comment No. 9:

Note 1, page F-8: Change the reference to “inherent risk” to “inherent losses” in the allowance for loan losses description.

Response to Comment No. 9:

The requested change has been made to page F-8 of the financial statements.

Comment No. 10:

Note 2, page F-10: Indicate the type of mortgage-backed securities held by the Bank.

Response to Comment No. 10:

The requested disclosure has been added to page F-11 of the financial statements.

Comment No. 11:

Note 3, page F-12: Add a description of the mobile home loans.

Response to Comment No. 11:

The requested disclosure has been made to page F-13 of the financial statements.

Comment No. 12:

Note 3, page F-13: Add “as defined by SFAS No. 114” to the first sentence describing impaired loans.

Response to Comment No. 12:

The requested disclosure has been added to page F-13 of the financial statements.

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October 29, 2004

Comment No. 13:

Note 3, page F-13: Disclose the time period for the loan commitments.

Response to Comment No. 13:

The requested disclosure has been added to page F-14 of the financial statements.

Comment No. 14:

Note 6, page F-15: Add a table indicating a summary of interest expense by account type.

Response to Comment No. 14:

The requested addition has been made to page F-16 of the financial statements.

Comment No. 15:

Note 6, page F-15: For accounts greater than $100,000, state that these accounts in excess of $100,000 are not federally insured.

Response to Comment No. 15:

The requested addition has been made to page F-16 of the financial statements.

Comment No. 16:

Note 8, page F-17: Provide a reconciliation between GAAP capital and regulatory capital.

Response to Comment No. 16:

The requested addition has been made to page F-19 of the financial statements.

Comment No. 17:

Prospectus, pages 14 and 41: Add cross-references to the mobile home discussion in these sections to direct the reader to the more complete discussion of mobile home loans contained in the business section.

Response to Comment No. 17:

The requested additions have been made to pages 15, 16 and 43 of the prospectus.

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October 29, 2004

Comment No. 18:

Prospectus, page 25: Revise the capitalization table to reflect the $50,000 initial capitalization of Bay-Vanguard, M.H.C.

Response to Comment No. 18:

The Staff is supplementally advised that the initial capitalization of Bay-Vanguard, M.H.C. was reflected in the additional paid-in capital line item in the capitalization table. The footnotes to the table have been revised to reflect this.

Comment No. 19:

Prospectus, page 25: Add a cross-reference to the pro forma data in footnote 4 to the capitalization table.

Response to Comment No. 19:

The requested addition has been made to page 26 of the prospectus.

Comment No. 20:

Prospectus, page 46: Add a discussion of the increase in official checks from June 30, 2003 to June 30, 2004.

Response to Comment No. 20:

The requested disclosure has been made to page 48 of the prospectus.

Comment No. 21:

Prospectus, page 56: Replace the words “reserve” with “allowance” in the fourth full paragraph.

Response to Comment No. 21:

The requested changes have been made to page 58 of the prospectus.

Comment No. 22:

Prospectus, page 60: Add a cross-reference to note 3 to the financial statements in off balance sheet discussion.

Response to Comment No. 22:

The requested change has been made to page 62 of the prospectus.

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October 29, 2004

Comment No. 23:

Mark all changes when filing amendment.

Response to Comment No. 23:

Marked copies of all changes have been included with Amendment No. 1 to the Form MHC-1 and Amendment No. 1 to the Form MHC-2.

Comment No. 24:

Provide an updated accountant’s consent with the amended filing.

Response to Comment No. 24:

An updated accountant’s consent has been included with Amendment No. 1 to the Form MHC-1 and Amendment No. 1 to the Form MHC-2.

Comment No. 25:

Provide copies of all SEC comments and responses to the SEC.

Response to Comment No. 25:

A copy of any SEC comments and the responses have been included with Amendment No. 1 to the Form MHC-1.

* * * * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please call the undersigned or Scott A. Brown at (202) 362-0840.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Paul M. Aguggia
Paul M. Aguggia

Enclosures

cc:	Office of Thrift Supervision Application Filing Room

Donald W. Dwyer, Office of Thrift Supervision - DC

Patricia D. Goings, Office of Thrift Supervision - DC

Karen A. Osterloh, Office of Thrift Supervision - DC

Roger Smith, Office of Thrift Supervision - DC

Application Filing Room

October 29, 2004

Joel G. Kielborn, Office of Thrift Supervision - SE

Barry McCarty, Securities and Exchange Commission (w/o enclosure)

Michael Clampitt, Securities and Exchange Commission (w/o enclosure)

Rebekah Moore, Securities and Exchange Commission (w/o enclosure)

Paul Cline, Securities and Exchange Commission (w/o enclosure)

Leah R. Schuman, Securities Division, Md. Office of the Attorney General (w/o encl.)

Edmund T. Leonard, BV Financial, Inc.

Carolyn M. Mroz, BV Financial, Inc.

Lori M. Beresford, Esq.

Scott A. Brown, Esq.

MMF Letterhead

October 29, 2004

VIA FEDERAL EXPRESS

Ms. Leah Schuman

Securities Examiner

State of Maryland

Office of the Attorney General

200 Saint Paul Place

Baltimore, Md 21202-2020

Re:	BV Financial, Inc.

Maryland File No. SR20040072

Dear Ms. Schuman:

On behalf of BV Financial, Inc. (the “Company”), this letter is in response to the comments in your letter of October 22, 2004. The Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 is enclosed for your review.

Comment No. 1:

Please advise the Division as to whether the issuer has previously had its securities sold into or from Maryland and, if it has, cite the section of the Maryland Securities Act relied upon.

Response to Comment No. 1:

The Division is supplementally advised that the issuer has not previously issued its securities into or from Maryland.

Comment No. 2:

Please provide the name and telephone number of the SEC examiner reviewing the captioned offering and forward a copy of all correspondence received from the SEC, along with the issuer’s response.

Ms. Leah Schuman

October 29, 2004

Response to Comment No. 2:

The Division is supplementally advised that the legal reviewer at the SEC is Michael Clampitt (202/942-1772) and the accounting reviewer is Rebekah Moore (202/824-5482). A copy of the comments received by the SEC and the Company’s responses are included herewith.

Comment No. 3:

Please submit a copy of all advertising material to be used in connection with this offering, including a hard copy of all information provided on the issuer’s website relating to the captioned offering and all information accessible by hyperlink, and provide the specific dates on which this information was first available on the website. Please note that all advertising material, including material that appears on the website, must meet the requirements of COMAR 02.02.03.08.

Response to Comment No. 3:

A copy of the advertising materials to be used in connection with this offering are included as Exhibits 99.2 and 99.3 in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, a copy of which is enclosed. All materials set forth in Exhibits 99.2 and 99.3 are exempt under the definition of sales and advertising literature under COMAR.02.02.03.08(5), because all letters direct the prospective investor to the prospectus or are being accompanied by a copy of the prospectus or are tombstone advertisements or equivalents to tombstone advertisements.

The Company does not have any information relating to the captioned offering on its website nor is any information relating to this offering available by hyperlink.

Comment No. 4:

Please identify the escrow agent and submit a copy of the escrow agreement.

Response to Comment No. 4:

Subscription funds will be held in a segregated account at Bay-Vanguard Federal Savings Bank (the “Bank”), or at the Company’s discretion, in an escrow account at another insured financial institution. However, the Company has determined that it would place the subscription funds with an independent institution only if holding the funds in a deposit account at the Bank would cause the Bank to be less than well-capitalized at the end of a fiscal quarter and, in that event, it would likely only transfer an amount of funds in excess of the amount that the Bank could hold to remain well-capitalized. The Company has calculated that it could receive and hold up to $60.7 million in subscription funds before the Bank would be considered less than well-capitalized. This amount is almost six times the amount of stock being offered at the adjusted maximum of the offering range. Since the Company believes that an oversubscription of this level is remote and that the offering would likely be completed prior to December 31, 2004, it has not finalized any arrangements with an unaffiliated institution.

Ms. Leah Schuman

October 29, 2004

Comment No. 5:

Please amend the cover so the information that this is a best efforts/minimum/maximum offering (including the appropriate dollar amounts) is clearly visible.

Response to Comment No. 5:

The disclosure contained on the cover page that this is a best efforts offering has been placed in bold to increase its visibility.

Comment No. 6:

Please conform the description and/or order of the use of proceeds in the Summary with that in the Use of Proceeds section.

Response to Comment No. 6:

The requested change has been made to page 13 of the prospectus.

Comment No. 7:

Please add a risk factor stating that once an order to purchase stock has been submitted, the order cannot be cancelled or changed.

Response to Comment No. 7:

The Division is supplementally advised that the Securities and Exchange Commission has indicated that issuers should avoid “boilerplate” risk factors. The fact that an order cannot be cancelled or changed after it is submitted is not unique to the Company or to this type of offering. Further, the Company believes that an investor is made aware of the irrevocability of a subscription order through disclosure contained in the section captioned “How to Purchase Common Stock” on page 12 of the prospectus, in the section captioned “Use of Order Forms” on page 96 of the prospectus and in the “Acknowledgment” section of the stock order form. Therefore, the Company believes that no further disclosure is warranted.

Comment No. 8:

Please amend the risk factor “We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations” by stating that regulation by the Office of Thrift Supervision (OTS) and the FDIC is for the protection of the bank’s depositors and borrowers rather than for the benefit of the investors.

Response to Comment No. 8:

The requested disclosure has been added to page 17 of the prospectus.

Ms. Leah Schuman

October 29, 2004

Comment No. 9:

Please amend the heading of the risk factor “Additional expenses following the reorganization from operating as a public company and from new stock-based benefit plans will adversely affect our profitability” to clearly express the risk.

Response to Comment No. 9:

The requested change has been made to page 17 of the prospectus.

Comment No. 10:

Please review the risk factor “We expect return on equity initially will decline after the reorganization” to verify that the figure 4.87% applies to both groups in the comparison.

Response to Comment No. 10:

The Division is supplementally advised that the 4.87% figure applies to both groups in the comparison.

Comment No. 11:

Please add a risk factor briefly referencing the regulations that determine the dividend policy with a cross reference to the detailed discussion in the section Our Dividend Policy.

Response to Comment No. 11:

The Division is supplementally advised that, as disclosed in the prospectus, the Company is not subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. However, the payment of dividends by the Company may depend on receiving dividends from the Bank. The Bank is only limited from making dividend payments if doing so would cause it to become undercapitalized. At June 30, 2004, the Bank met each of the capital requirements to which it was subject. Further, the Bank’s capital will increase due to the proceeds raised in the stock offering, thus increasing its ability to pay dividends to the Company. There is no greater risk to the Bank of the inability to pay dividends to the Company than any other institution. Thus, in light of the Securities and Exchange Commission’s indication that issuers should avoid “boilerplate” risk factors, the Company believes that no further disclosure is warranted.

Comment No. 12:

Please add a risk factor stating that it has been determined that the Audit Committee does not have a member who is an “audit committee financial expert.”

Response to Comment No. 12:

As disclosed in the prospectus, the board of directors determined that the appointment of a new director to the board and to the audit committee solely for the purpose of adding an

Ms. Leah Schuman

October 29, 2004

individual who met the requirements of an audit committee financial expert was not necessary as the level of financial knowledge and experience of the current members of the audit committee, including the ability to read and understand fundamental financial statements, is cumulatively sufficient to discharge adequately the audit committee’s responsibilities. Further, neither the Securities and Exchange Commission nor the national securities exchanges or national securities associations require that an issuer maintain an audit committee financial expert. Finally, although the Securities and Exchange Commission has issued regulations governing disclosure obligations a Company has if it does not have a financial expert, which the Company has fully complied with as disclosed on page 64 of the prospectus, there is no indication that the Securities and Exchange Commission deems the lack of a financial expect as a “risk.” Consequently, after considering all of these factors, the Company has determined that the existing disclosure is sufficient.

Comment No. 13:

Please amend the Use of Proceeds table reflecting the allocation of the total net proceeds of the offering by expressing the allocation in both monetary and percentage terms.

Response to Comment No. 13:

The requested change has been made to page 23 of the prospectus.

Comment No. 14:

Please add a Use of Proceeds table reflecting the allocation of the portion of the proceeds to be retained by BV Financial, expressing the allocation in both monetary and percentage terms.

Response to Comment No. 14:

The requested change has been made to page 23 of the prospectus.

Comment No. 15:

Please add a Use of Proceeds table reflecting the allocation of the portion of the proceeds received by the Bank, expressing the allocation in both monetary and percentage terms.

Response to Comment No. 15:

The requested change has been made to page 23 of the prospectus.

Comment No. 16:

Please indicate the source(s) of the statistic on page 31.

Response to Comment No. 16:

The requested disclosure has been added to page 32 of the prospectus.

Ms. Leah Schuman

October 29, 2004

Comment No. 17:

Please amend the biographical information for each of the officers and directors to cover the past five years, and include the specific dates for all past employment.

Response to Comment No. 17:

The Division is supplementally advised that the biographical information for the directors and executive officers covers the past five years and includes the specific periods of employment for any individual who has not held their current position for at least five years. Please note that page 63 provides that “Unless otherwise stated, each person has held his or her current occupation for the last five years.”

Comment No. 18:

As it appears that the broker-dealer, Sandler O’Neill, will not participate in making offers and sales in the subscription and community offerings, please submit applications to register as issuer agents (pursuant to COMAR 02.02.03.11) the officers, directors and other persons who will participate in the solicitation of offers to purchase the securities in the captioned offering. Please be aware that the Division will not declare the captioned offering effective until the issuer agent applications have been cleared.

Response to Comment No. 18:

The Division is supplementally advised that, as disclosed in the prospectus under the section captioned “Plan of Distribution and Marketing Arrangements,” Sandler O’Neill, a broker-dealer registered with the NASD, was engaged as a financial and marketing agent to assist the Company in the offering. For these services, Sandler O’Neill will receive a fee of 2.0% of the aggregate dollar amount of the common stock sold in the subscription and community offerings, excluding shares sold to the employee stock ownership plan and to the Bank’s officers, employees and directors and their immediate families. All mailings of the prospectus and related offering materials made to potential subscribers in Maryland will be accompanied by a cover letter of Sandler O’Neill indicating that it is managing the offering. A copy of that letter is included under Exhibit 99.2 in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, a copy of which is enclosed.

Sandler O’Neill was also engaged to act as conversion agent in connection with the offering. In its role as conversion agent, Sandler O’Neill will assist the Company in the offering as follows: (1) consolidation of accounts and development of a central file; (2) preparation of order and/or request forms; (3) organization and supervision of the conversion center; and (4) subscription services. For these services, Sandler O’Neill will receive a fee of $15,000 and reimbursement for its reasonable out-of-pocket expenses.

In general, the officers and directors will be limited to answering questions about the Company. Questions regarding the offering, including how to purchase shares, will be directed to a registered representative of Sandler O’Neill, who will be located at the conversion center.

Ms. Leah Schuman

October 29, 2004

The Company’s Chairman of the Board and Chief Financial Officer will solicit potential subscribers by mail. Copies of those materials are included under Exhibit 99.2 in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, a copy of which is enclosed.

The Company believes that due to Sandler O’Neill’s involvement in the offering and its status as a broker-dealer registered with the NASD and the limited activities to be performed by directors and officers of the Company, the directors and officers are not required to register as issuer agents.

To clarify the activities to be performed by Sandler O’Neill and directors and officers of the Company, we will amend the last paragraph under the section captioned “Plan of Distribution and Marketing Arrangements” as follows:

The Bank’s directors and executive officers may participate in the offering. However, such participation will be limited to answering questions about the company. In addition, trained employees may provide ministerial services, such as providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Questions of prospective purchasers regarding the offering process will be directed to registered representatives of Sandler O’Neill. The Company will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, so as to permit officers, directors and employees to participate in the sale of the common stock. No officer, director or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.

Comment No. 19:

Please submit a representation, signed by an executive officer of the issuer, stating that no offers or sales have been made, and none will be made, until applications to register the issuer agents have been cleared by the Division.

Response to Comment No. 19:

As stated in the response to Comment No. 18, the Company believes that due to Sandler O’Neill’s involvement in the offering and its status as a broker-dealer registered with the NASD and the limited activities to be performed by directors and officers of the Company, the directors and officers are not required to register as issuer agents. Accordingly, the representation required by this comment is inapplicable.

Comment No. 20:

Please identify the person responding to callers contacting the Conversion Center. Please provide the Division with the requested information within thirty days. Until this matter is resolved, the issuer’s application is incomplete and remains unfiled. Any sale in Maryland of the issuer’s securities would constitute a violation of the Maryland Securities Act.

Ms. Leah Schuman

October 29, 2004

Response to Comment No. 20:

The Division is supplementally advised that Sandler O’Neill has not yet identified which of its employees will answer questions directed to the Conversion Center by prospective subscribers and it may be more than one or different employees from time to time. All Sandler O’Neill employees who engage in these activities will be registered as broker-dealer representatives of Sandler O’Neill.

*    *    *    *    *

Ms. Leah Schuman

October 29, 2004

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please call the undersigned or Scott A. Brown at (202) 362-0840.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Paul M. Aguggia
Paul M. Aguggia

Enclosure

cc:	Barry McCarty, Securities and Exchange Commission
Michael Clampitt, Securities and Exchange Commission
Rebekah Moore, Securities and Exchange Commission
Paul Cline, Securities and Exchange Commission
Donald W. Dwyer, Office of Thrift Supervision
Patricia D. Goings, Office of Thrift Supervision
Karen A. Osterloh, Office of Thrift Supervision
Roger Smith, Office of Thrift Supervision - DC
Joel G. Kielborn, Office of Thrift Supervision - SE
Edmund T. Leonard, BV Financial, Inc.
Carolyn M. Mroz, BV Financial, Inc.
Lori M. Beresford, Esq.
Scott A. Brown, Esq.